File No. 70-10163


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         AMENDMENT NO. 2
                               TO
                            FORM U-1

                     APPLICATION/DECLARATION

                              Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

             THE CONNECTICUT LIGHT AND POWER COMPANY
                        107 Selden Street
                        Berlin, CT  01037
  (Name of companies filing this statement and address of principal executive offices)

                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                      Gregory Butler, Esq.
      Senior Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                Hartford, Connecticut  06141-0270
             (Name of address of agent for service)

   The Commission is requested to mail signed copies of all orders, notices and communications to:

           David R. McHale                Jeffrey C. Miller
           Vice President and Treasurer   Assistant General Counsel
           Northeast Utilities Service    Northeast Utilities Service
             Company                        Company
           107 Selden Street              107 Selden Street
           Berlin, CT 06037               Berlin, CT 06037


Background

     1.   On September 3, 2003, The Connecticut Light and Power
Company ("CL&P"), a wholly-owned public utility of Northeast
Utilities, a holding company registered under the Public Utility
Holding Company Act of 1935, as amended, filed an Application/Declaration in this file (as amended, the "Application") seeking authorization for (a) the solicitation of proxies on behalf of the Board of Directors of CL&P for use at a special meeting of the holders of the Preferred Stock of CL&P
(the "CL&P Preferred Stock") on November 25, 2003 (the "Shareholders' Meeting"), and (b) the proposals to be considered and acted upon at the Shareholders' Meeting, namely a proposal (i) to amend the Certificate of Incorporation of CL&P to eliminate the provisions therein imposing limitations on the incurrence or assumption of unsecured indebtedness (the "Amendment Proposal"), or (ii) in the alternative, to continue the current waiver of the 10 percent limit on the incurrence of unsecured debt having a maturity of less than ten years, which is contained in the Certificate of Incorporation for an additional ten-year period (the "Waiver Proposal"). The Commission issued a notice and order concerning the solicitation of proxies on September 25, 2003 (HCA Rel. 35-27726).

     2. On November 25 and 26, 2003, CL&P held the Shareholders' Meeting. At such meeting, the Amendment Proposal did not receive the required number of affirmative votes of the holders of the CL&P Preferred Stock to pass. The Waiver Proposal received the required votes to pass and thus was adopted.

     3. CL&P now amends and restates the Application to seek the authorizations required solely in connection with the Waiver
Proposal. Accordingly, the Application is hereby amended and restated as follows:

Item 1.    DESCRIPTION OF PROPOSED TRANSACTIONS

Introduction

     1. The Connecticut Light and Power Company ("CL&P"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby submits to the Securities and Exchange Commission (the "Commission") an application/declaration pursuant to the Public Utility Holding Company Act of 1935 (the "1935 Act") with respect to (a) solicitation of proxies on behalf of the Board of Directors of CL&P ("Proxy Solicitation") for use at a special meeting of the holders of the Preferred Stock of CL&P (the "CL&P Preferred Stock") on or about November 25, 2003 (the "Shareholders' Meeting"), and (b) a proposal considered and acted upon at the Shareholders' Meeting to continue, for an additional ten-year period, the current waiver of the provisions (the "Unsecured Debt Restrictions") in the Certificate of Incorporation of CL&P (herein referred to as the "Charter") which limit the total outstanding principal amount of all unsecured debt of CL&P having maturities of less than ten years to an amount that does not exceed 10 percent of the aggregate of all outstanding secured debt and the capital stock, premium and surplus of CL&P, as stated on its books ("Capitalization") (the "Proposal").

     2. The Commission issued a public notice of the proposed transactions and an order authorizing the Proxy Solicitation (the
"Proxy Solicitation Order") on September 25, 2003 and the Shareholders' Meeting was begun on November 25, 2003, adjourned and reconvened on November 26, 2003. At the Shareholders'
Meeting, the Proposal was adopted.

     3.   CL&P has outstanding 6,035,205 shares of common
stock, $10 par value per share ("Common Stock"), all of which are held by NU. The CL&P Preferred Stock consists of 2,324,000 shares of cumulative preferred stock, $50 par value per share, issued in 13 series (each, a "CL&P Series"). <FN1> Only holders of the CL&P Preferred Stock are entitled to vote on the Proposal. CL&P has no other class of equity securities outstanding.

     4.   Section 4, paragraph 1 of Section VI under Part Two of
Article IV of the Charter currently provides that, except with the consent of the holders of a majority of the CL&P Preferred Stock then outstanding, and providing that holders of one-third (1/3) of the aggregate voting rights represented by shares of CL&P Preferred Stock then outstanding do not dissent in writing or vote against such action, CL&P may not issue or assume any unsecured debt if immediately after such issuance or assumption (a) the total outstanding principal amount of all unsecured debt of CL&P will thereby exceed 20% of the aggregate Capitalization or (b) the total outstanding principal amount of all unsecured debt of CL&P having maturities of less than ten years will then exceed 10 percent of such Capitalization.

     5. At a shareholders' meeting held on December 15, 1993, CL&P obtained authorization from the holders of the CL&P Preferred Stock and CL&P's Class A Preferred Stock to issue or assume unsecured indebtedness with a maturity of less than 10 years in excess of the 10 percent limitation for a ten-year period, expiring March 31, 2004, provided that all unsecured indebtedness would not exceed 20 percent of total capitalization. Approval of the Commission of the proxy solicitation was set forth in an order dated October 20, 1993 (HCA Rel. No. 25910)
and, of the waiver itself, February 24, 1994 (HCA Rel. No. 25992)
<FN2>.  CL&P has periodically obtained similar waivers since
1971.

Proposed Transactions

     6. At the Shareholders' meeting held on November 25, 2003 and November 26, 2003, CL&P obtained authorization from the holders of the CL&P Preferred Stock (there is no longer any Class A Preferred Stock outstanding) to continue the waiver of the Unsecured Debt Restriction for a ten-year period, expiring March 31, 2014, provided that all unsecured indebtedness would not exceed 20 percent of total capitalization.

     7. CL&P believes that the waiver of the Unsecured Debt Restriction is critical to obtaining the financial flexibility and capital cost reduction necessary to carry out its financing program. Historically, CL&P's debt financing has been accomplished through the issuance of long-term first mortgage bonds, a modest amount of short-term debt and long-term installment purchase contracts for pollution control bonds. First mortgage bonds have a first priority lien and mortgage on substantially all of CL&P's assets. The Mortgage and Deed of Trust between CL&P and its bondholders contains certain restrictive covenants with respect to, among other things, the disposition of assets and the ability to issue additional first mortgage bonds.

     8. Unsecured debt generally has fewer restrictions than first mortgage bonds. Short-term debt, a low cost form of debt available to CL&P, represents one type of unsecured indebtedness. Pollution control bond financing, a favorable type of financing due to its tax-exempt status, is available only for very limited purposes. It is CL&P's intention to attain flexibility in the mix of its outstanding debt and therefore have the option to use more short and long-term unsecured debt and fewer first mortgage bonds. Utility restructuring in Connecticut has caused CL&P's capitalization to become smaller than it has traditionally been and its unsecured debt has become a greater proportion of its total capitalization. CL&P believes that eliminating the Unsecured Debt Restriction will provide it with more financial flexibility to lower its financing costs as it issues debt to fund infrastructure refurbishment programs presently contemplated. <FN3>

     9. Reference is made to Exhibits B-1, (draft Proxy Statement), B-2 (draft Notice of Special Meeting) and B-3 (draft form of Proxy) for more detailed information with respect to the Proxy Solicitation and Proposals and with respect to the benefits of the Proposal.


Item 2.   FEES, COMMISSIONS AND EXPENSES

     1. The estimated fees, commissions and expenses, paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions are estimated to be approximately $100,000, consisting chiefly of outside solicitation fees and expenses, brokers' fees and printing costs.

     2. None of such fees, commissions or expenses are to be paid to any associate company or affiliate of CL&P, or any affiliate of any such associate company, except for other services to be performed, at cost, by NUSCO.

Item 3.   APPLICABLE STATUTORY PROVISIONS

     Section 6(a)(2) of the Act may be deemed to be applicable to the request for the waiver sought in the Proposal as such request for a waiver may be deemed to be an exercise of a right to alter the rights of security holders.

     To the extent that the Commission's "Statement of Policy Regarding Preferred Stock Subject to the Public Utility
Holding Company Act of 1935" may be applicable to the Proposals, CL&P hereby requests that an exception for such Statement of Policy be granted.

Item 4.   REGULATORY APPROVAL

     No consent or approval of any state commission or any
federal commission (other than the Securities and Exchange
Commission) is required for the transactions proposed herein.
..

Item 5.   PROCEDURE

     1.   As stated in Item 1, the Shareholders'
Meeting took place on November 25 and 26, 2003.   CL&P requests
that the   Commission issue an order granting and permitting to
become effective the Proposal. CL&P requests that the Commission issue this order as soon as practicable.

     2. CL&P respectfully requests the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. Additionally, CL&P
(i) requests that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission,
(ii) consents to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Other Matters

     1. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

     2.   NU currently meets all of the conditions of Rule
53(a), except for clause (1). At September 30, 2003, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 55.8% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2003 ($802.7 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, HCA Rel. No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

     3. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

          (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2).
Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

          (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

          (iii)  NU has submitted (a) a copy of each Form
U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

          (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

          (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

          (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

     4. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through September 30, 2003 (NGC was acquired in March 2000).
As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c)
Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule
53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                               As of June 30, 2000
                             (thousands
                              of dollars)       %


Common shareholders' equity    $2,365,854     36.9
Preferred stock                   277,700      4.3
Long-term and short-term debt   3,768,353     58.8

                               $6,411,907    100.0

     5. The consolidated capitalization ratios of NU as of September 30, 2003, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:


                               As of September 30, 2003

                             (thousands
                              of dollars)       %

Common shareholders' equity    $2,254,292     33.4
Preferred stock                   116,200      1.7
Long-term and short-term debt   2,604.549     38.6
Rate Reduction Bonds            1,772,637     26.3

                               $6,747,678    100.0%

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of September 30, 2003 is as follows:


As of September 30, 2003

                               As of September 30, 2003

                             (thousands
                              of dollars)       %

Common shareholders' equity    $2,254,292      45.3
Preferred stock                   116,200       2.3
Long-term and short-term debt   2,604,549      52.4

                               $4,975,041     100.0%

     6. NGC has made a positive contribution to earnings by contributing $141.6 million in revenues in the 12-month period ending September 30, 2003 and net income of $38.6 million for the same period. Although since the date of the Rule 53(c) Order, the common equity ratio of NU on a consolidated basis has decreased, it still remains at a financially healthy level, above the 30% benchmark required by the Commission, and if Rate Reduction Bonds are excluded, the consolidated common equity ratio has increased. Accordingly, NU's investment in its EWG has not had an adverse impact on NU's financial integrity.

Item 6  EXHIBITS AND FINANCIAL STATEMENTS

     1. The following additional exhibits and financial statements are filed herewith:

     (a)  Exhibits

     B-1       Draft Proxy Statement*

     B-2       Draft Notice of Special Meeting*

     B-3       Draft form of Proxy*

     F*        Opinion of Counsel

     H         Form of Notice*

     * Exhibits previously filed

     (b)  Financial Statements

          Pro Forma Financial Statements are omitted since they are not necessary to the proper disposition of the transactions contemplated herein. Financial Statements for The Connecticut Light and Power Company for the year ended December 31, 2002 are included in its Form 10-K on file with the Commission for such year and its unaudited financial statements for the quarters ended March 30, 2003, June 30, 2003 and September 30, 2003 are included in its Forms 10-Q on file with the Commission for such quarters.

Item 7  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     1. None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application will result in changes in the operation of CL&P that will have an impact on the environment. CL&P is not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.


                 [SIGNATURE PAGE TO FOLLOW]

                         SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, The Connecticut Light and Power Company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

THE CONNECTICUT LIGHT AND POWER COMPANY


By:   /s/   Gregory B. Butler
      Name: Gregory B. Butler
      Title: Senior Vice President, Secretary and General Counsel
      Northeast Utilities Service Company as Agent

Dated:  March 17, 2004

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

<FN1>   The Series of CL&P Preferred Stock outstanding are as
follows:

        $1.90 Series of 1947;          $2.00 Series of 1947;
        $2.04 Series of 1949;          $2.20 Series of 1949;
        3.90% Series of 1949;          $2.06 Series E of 1954;
        $2.09 Series F of 1955;        4.50% Series of 1956;
        4.96% Series of 1958;          4.50% Series of 1963;
        5.28% Series of 1967;          $3.24 Series G of 1968; and
        6.56% Series of 1968.

<FN2>   CL&P's affiliate, Western Massachusetts Electric Company
("WMECO") was also an applicant in such proceeding. WMECO no longer has any shares of preferred stock outstanding and is thus no longer subject to an unsecured debt restriction and accordingly is not applicant herein.

<FN3>  CL&P has received an order from the Commission in File No.
70-9755 authorizing it to issue short-term unsecured debt.  HCA
Rel. No. 35-27693 (June 30, 2003). CL&P is not seeking authority in this File to issue any unsecured debt.


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